TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FORM 425


                                               Filed By Broadbase Software, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                              Subject Company: Servicesoft, Inc.
                                      Registration Statement File Number Unknown
                                           Servicesoft, Inc. Has No Exchange Act
                                               or Investment Company File Number


                                Table of Contents

Document                                                                                  Page
Press Release..........................................................................    1

White Paper............................................................................    5

Questions and Answers..................................................................   20

PRESS RELEASE

                                                           FOR MORE INFORMATION:
                                                               Rusty Thomas, CFO
                                                        Broadbase Software, Inc.
                                                                  (650) 614-8385
                                                           rthomas@broadbase.com

                                                                  Richard Howell
                                                        Broadbase Software, Inc.
                                                                  (650) 614-8385
                                                           rhowell@broadbase.com


                BROADBASE SOFTWARE AGREES TO ACQUIRE SERVICESOFT

  COMPANIES UNITE TO PROVIDE FIRST INTELLIGENT PLATFORM FOR BUILDING ROCK-SOLID
      CUSTOMER RELATIONSHIPS; ESTABLISHES BROADBASE AS CLEAR LEADER IN eCRM


MENLO PARK, CALIF. - SEPTEMBER 18, 2000 - Broadbase Software, Inc., (NASDAQ:BBSW) the leading provider of customer-focused analytic and marketing automation applications, announced today that it has signed a definitive agreement to acquire privately held Servicesoft, Inc., the leading provider of intelligent e-service solutions. With this announcement, Broadbase reaches a new level of leadership in intelligent customer interactions by creating the industry's first integrated eCRM suite that provides a single analytic and operational solution. From its founding, Broadbase has maintained a singular vision to create packaged, scaleable software products that enable e-businesses to drive intelligent customer interactions across all touch points and proactively develop lasting relationships with their most valuable assets: their customers.

Under terms of the transaction, Broadbase will issue in exchange for all securities of Servicesoft, a combination of approximately 35.1 million shares of its common stock and options and warrants to purchase its common stock, representing approximately 36.5% of the combined company on a fully diluted basis. The transaction will be accounted for as a purchase. The acquisition is subject to customary closing conditions, including the approval of Broadbase's and Servicesoft's shareholders and regulatory approvals. At the time of signing, a majority of



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Servicesoft's shareholders have executed voting agreements and have agreed to vote in favor of the deal. Broadbase and Servicesoft have a total of more than 600 employees.

With this acquisition, Broadbase now provides a closed-loop platform for intelligent customer interactions across all touch points, whether sales, marketing or service. Together, Broadbase and Servicesoft have more than 400 global e-business customers in financial services, retail, telecommunications, e-commerce, and technology including Cisco Systems, BEA Systems, Fidelity Investments, IBM, Hewlett Packard, Motorola, United Airlines and Verizon.

"Customers must be able to define their relationship with an e-business on their own terms," said Henry Morris, Research Vice President, Data Warehousing and Applications at IDC. "Solutions like those provided by Broadbase with its acquisition of Servicesoft are critical to providing the analytic and operational infrastructure that unites inbound and outbound transactions on the terms of the customer."

"This landmark announcement extends our leadership and redefines the landscape of eCRM," said Chuck Bay, CEO of Broadbase. "The focus on the customer has never been greater, and it's a logical extension for us to embrace the critical area of e-service in our vision of providing intelligent customer interactions across all touch points. Especially important is that our companies' product-focused approaches will rapidly integrate to provide the most comprehensive intelligent eCRM software suite on the market today."

Mr. Bay continued, "Upon completion of the transaction, Broadbase will have over 70 quota carrying representatives who are skilled in complex, enterprise-level selling, and we will add an incredible pool of cutting-edge talent to our already world-class engineering organization. Combined with our complementary product-based technologies and a common customer-focused vision, we are poised to execute a rapid integration of our organizations."

"It's becoming clear that customers doing business on the web want the option of intelligent service on the web. Now for the first time, e-businesses have a single, integrated solution that closes the loop of inbound and outbound customer interactions," said Massood Zarrabian, CEO



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of Servicesoft. "Together, we're providing a platform that combines best-of-breed analytics and knowledge-based, proactive customer service that will be the de facto standard for real time intelligent, ongoing and automated customer interactions, benefiting consumers, suppliers and trading partners."

ABOUT BROADBASE

Broadbase Software (NASDAQ: BBSW) is the leading provider of customer-focused analytic and marketing automation applications that analyze customer data from multiple touch points, and use that information to execute marketing campaigns, improve online merchandising and content, increase site stickiness and personalize all customer interactions. Broadbase applications are designed for rapid time to value and have been implemented in as few as 15 days. Broadbase has provided critical e-commerce infrastructure to more than 250 customers, including ADP, BEA Systems, Cisco Systems, Fidelity Investments, Hewlett Packard, InsWeb, Kodak, LoanCity.com, Mercata.com, Onvia.com, The Sharper Image and United Airlines. Broadbase is headquartered in Menlo Park, California and has a rapidly growing global presence with locations throughout North America, Europe and Asia. For more information, visit Broadbase at www.broadbase.com.

ABOUT SERVICESOFT

Servicesoft, Inc. is a leading provider of intelligent eService solutions. Its breakthrough eService solution Servicesoft 2001 combines self-help and assisted service, e-mail management, live collaboration and more using a single, intelligent knowledge platform. As the only truly integrated, multi-channel eService solution on the market today, Servicesoft 2001 enables businesses to provide extraordinary, proactive customer service via the Internet, ultimately helping companies to increase customer loyalty and satisfaction, reduce operating expenses and increase overall return on investment. Furthermore, Servicesoft solutions maximize an organization's call center and e-commerce investments by easily integrating with the existing technology, including automatic call distributors (ACD), customer relationship management (CRM) systems, databases, and e-commerce applications. Major companies worldwide, such as Cisco Systems, Motorola, IBM, Eddie Bauer, GTE, and Verio rely upon the company's award-winning offerings. The company's partners include leading call center, system integration, and


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customer relationship management companies. Servicesoft has global headquarters in Natick, Massachusetts, and offices throughout the U.S., Canada and Europe. For more information, visit Servicesoft at www.servicesoft.com.

PRESS AND ANALYST NOTE: A media teleconference is scheduled for Monday, September 18 at 2:30 p.m. PDT / 5:30 p.m. EDT. Domestic dial-in: 1-800-633-8549 and International: 415-904-2401. Ask for the Broadbase conference call. If you prefer to hear the conference call on the Internet, please go to the Broadbase Software web site at www.broadbase.com and click the "investor relations" button for the conference web cast.

                                      # # #

Broadbase is a trademark of Broadbase Software, Inc. All other product and company names may be trademarks of their respective companies.

This document includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Broadbase and ServiceSoft. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Broadbase and Servicesoft, and the merger could cause Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Broadbase may not be able to rapidly integrate the operations of Servicesoft, retain the key employees of Servicesoft or effectively manage those employees, who are located near Boston, Massachusetts, while Broadbase is headquartered in Menlo Park, California. In order to attain the desired levels of market penetration of Servicesoft's products, Broadbase may be required to broaden the platforms on which they operate from Windows/NT to Unix and other platforms. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.


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

WHITE PAPER


                          BROADBASE SOFTWARE TO ACQUIRE
                                SERVICESOFT, INC.

                              COMBINATION TO OFFER

                         INTELLIGENT eCRM SOFTWARE SUITE






                                [Broadbase Logo]








                               WHITE PAPER AND FAQ



                               SEPTEMBER 18, 2000



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

                                TABLE OF CONTENTS



A.   TODAY'S ANNOUNCEMENT........................................................3
B.   BROADBASE PRODUCT VISION....................................................3
C.   BROADBASE PLATFORM ARCHITECTURE.............................................3
        -  Real-time
        -  Workflow Automation
        -  Data Mining & Analytics
        -  Data Extraction & Integration
        -  "Service" as an underlining element of eCRM infrastructure

D.   BROADBASE'S INTELLIGENT eCRM SOFTWARE SUITE -- VALUE PROPOSITION............7
E.   INTRODUCING THE BROADBASE "INTELLIGENT eCRM SOFTWARE SUITE".................7
        -  Intelligent
        -  Proactive
        -  Customer Facing... vs. Employee-Facing
        -  Packaged... Portfolio of Pre-Packaged Integration Technology
        -  Touch Point Independent
        -  Real-Time
        -  Web-based
        -  Integrated
        -  Scalable

F.   THE BROADBASE eCRM BUSINESS SUITE..........................................11
        -  Analytic Depth
        -  eCRM Operational Strength

G.   E-MARKETING - eCRM OPERATIONAL APPLICATION.................................11
H.   E-SERVICE - eCRM OPERATIONAL APPLICATION...................................12
I.   E-COMMERCE - eCRM OPERATIONAL ADAPTERS....................................12
J.   BROADBASE ANALYTICS........................................................12
        -  E-Marketing
        -  E-Service
        -  E-Commerce
        -  E-Procurement
        -  E-Marketplace
K.  SUMMARY.....................................................................13

A. TODAY'S ANNOUNCEMENT

Broadbase has signed a definitive agreement to acquire Servicesoft, Inc.-- the next generation provider of Internet architected, intelligent customer interaction software for eService solutions.

Servicesoft's solutions enable businesses to provide proactive customer service via the Internet. Servicesoft integrates best-in-class applications for self-service, e-mail management, text chat, live collaboration, and outbound email campaigns, all based upon a sophisticated knowledge base that delivers the consistent information and advice required to accurately answer customer (and employee) inquiries, independent of the communication channel used. Additionally, the Servicesoft solution is the first eService solution to present a "single face" to customers through a unique eService portal.

Servicesoft enables businesses to provide preemptive and instantaneous resolution to issues -- eliminating the disparity between the quality of eService and traditional customer service. This new proactive approach to eService also increases customer satisfaction through self-service and interactive web pages by empowering customers to help themselves, and in turn free up customer service agents to handle priority and complex issues. Based on an industry leading, intelligent, multi-channel knowledge platform, Servicesoft enables optimized communications -- for both proactive and agent-assisted service. Servicesoft helps companies increase customer loyalty and satisfaction, reduce operating expenses, and increase overall return on investment.


B. BROADBASE'S PRODUCT VISION

With the addition of Servicesoft, Broadbase's vision is to provide a single view of the customer that enables insight and action across every touch point in real time. By managing every customer interaction with one integrated eCRM platform, Broadbase software allows companies to deploy a solution where customer insight and operational action become one. Analytic eCRM and Operational eCRM are no longer separate domains -- analytic insight drives customer interaction, and customer interaction feeds analytic insight. Marketing, Sales, and Customer Service can no longer be isolated functions within a company. Each department's actions have an impact on how the other treats the customer. Information is shared across organizations and acted on in real time, creating an optimized customer experience. Broadbase's single, enterprise-wide view of the customer across all touch points, builds customer loyalties and drives profitability.


C. BROADBASE PLATFORM ARCHITECTURE

Broadbase's platform architecture and deep industry knowledge allows customers to obtain a 360-degree view of their customer relationships. Broadbase sources data from all customer-facing operations (e.g. sales, marketing, service, order management, etc.) and for all communication channels (e.g. web, phone, e-mail, wireless, etc.). A complete customer view combined with Broadbase's deep industry knowledge in optimizing customer relationships (i.e. acquiring, retaining, and maximizing the lifetime value of customer relationships) has lead to the



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creation of a rich set of best practice analytic applications that are based upon the demanding needs of eBusinesses. Ultimately, Broadbase's mission is to deliver an eCRM product architecture that is built upon an intelligent interaction platform, provides a rich set of business analytics, and delivers a suite of intelligent eCRM operational applications.


- Broadbase's Product Architecture

[Graphic Begins Here]

The title "Broadbase Architecture" appears above three columns.

In the first of three columns, the following text appears:
"Broadbase E-Marketing

E-Marketing Automation
- Campaign Mgmt
- Automated Execution
- Real-Time Content

Marketing Analytics
- Customer Segmentation
- Cross / Up sell
- List Generation"

In the second of three columns, the following graphics and text appear:

The names and logos of "Kana", "Clarify" and "eGain" are arranged below the column title "Broadbase E-Service". The word "Adapters" appears in the box below and is surrounded by arrows pointing to the boxes above and below. The following text appears below the word "Adapters":

"E-Service Analytics
- Service Efficiency
- Customer Routing
- Proactive Campaigns"

In the third of three columns, the following graphics and text appear:

The names and logos of "bea", "ARIBA", "BroadVision" and "atg" are arranged below the column title "Broadbase E-Commerce". The word "Adapters" appears in the box below and is surrounded by arrows pointing to the boxes above and below. The following text appears below the word "Adapters":

"E-Commerce Analytics
- Sales & Traffic



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

- E-Procurement
- E-Marketplace"

Below the three columns is a box with the following text:

"Broadbase - Intelligent Customer Interaction Platform
- Real-Time Engine
- Workflow Automation
- Data Mining & Analytics
- Data Extraction & Integration"

[Graphic Ends Here]

- Data Extraction & Integration -- a platform requirement for intelligent eCRM

Broadbase's eCRM suite provides robust data extraction and integration functionality. Pre-packaged adapters automatically import all types of data from existing enterprise systems (e.g. ERP, CRM, data warehouses), web-systems (e.g. e-commerce and e-publishing) and external systems (e.g. demographic data, sell-through data), transforming and cleansing data for business applications. The extracted data is then integrated from all these disparate source systems into an integrated, consistent, uniform data mart architecture.


- Data Mining and Analytics -- a platform requirement for intelligent eCRM

Broadbase's data mining capability drives business-oriented analytics. The robust data-mining functionality in Broadbase's eCRM suite serves as a key underpinning of Broadbase's platform architecture. By sifting through large amounts of data, new correlations, patterns and trends can be discovered and acted upon. Broadbase uses well-established pattern recognition technologies and statistical and machine learning techniques to build models that predict customer behavior based on past behavior (i.e. historical data).



The following examples represent ways Broadbase leverages data mining techniques:

        -       Customer targeting: utilizing segmentation models
        -       Customer acquisition: utilizing product adoption
        -       Cross-selling: utilizing affinity analysis
        -       Up-selling: utilizing next optimal product models
        -       Customer valuation: utilizing lifetime value models
        - Retention and loyalty campaigns: utilizing customer vulnerability models (e.g., attrition/defection scores)

Both Broadbase and Servicesoft have focused on intelligent solutions -- both add value to the other. eService information feeds analytics and the analysis allows for more personalized service.

Analytics can help a business understand its customers, and then drive effective marketing campaigns. Unless the business properly services its customers, all the effort spent in analyzing customer behavior and preferences and the resulting marketing campaigns is wasted. The addition of Servicesoft's eService offerings to Broadbase's intelligent eCRM software suite will enable business to truly and effectively conduct business over the Internet - eBusiness.


- Workflow Automation -- a platform requirement for intelligent eCRM

Broadbase is unique in that it provides an enterprise-class workflow engine that automates and manages web-based marketing campaigns. A workflow engine is central to the core value of a campaign management and e-marketing automation system. True workflow allows organizations to gain real efficiencies in marketing planning and execution. More importantly, Broadbase's workflow engine allows marketers to build real, two-way relationships with customers because it can automate highly personalized interactions with individual customers on a large scale. To utilize Broadbase's workflow functionality, the marketer simply points-and-clicks in the graphical work plan editor to create the automated interaction they want their customers to follow, all in a personalized fashion.


- Real-time Engine -- a platform requirement for intelligent eCRM

Broadbase's real-time recommendation technology enables businesses to immediately turn analysis into action using a real-time, automated, closed-loop feedback architecture. Results from Broadbase's rich data mining capability can be feed into operational E- Marketing, E-Commerce, and E-Service applications so that these customer facing applications can make adjustments in real-time to communicate intelligently.

An example of this architecture can be described in Broadbase's E-Commerce Real-time Optimizer product. Customer behavioral data, click-stream, purchase history, and psycho-demographic profile data is feed into the real-time optimization engine. A predictive model is built, and product recommendations are made to web site visitors in a designated content location on the site. These recommendations optimize click-through and sell-through results on e-commerce web sites. Furthermore, as the environment changes, and customer behaviors change, data is collected and used to update the predictive model in real-time so that recommendation accuracy is continually improved.


- Service as an underlining element of eCRM

The addition of Servicesoft's eService suite brings another strategic element of eCRM infrastructure to Broadbase. As brick & mortar businesses have moved to the web and dot.com



                                       10
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businesses have emerged, eBusinesses have aggressively learned how to market and enable a sales transaction in the virtual world of the Internet. But, high dissatisfaction rates, shopping chart abandonment, and even class action suites, indicate that something is missing -- that something is service.

Business is business, whether on the virtual web or in the physical world. And, service is a key infrastructure element of the business life cycle. Through the centuries, by virtue of the person-to-person nature of business, service has been an intimate, even unconscious element of the marketing, selling, buying, and supporting process. Through each phase, customers have questions and knowledgeable employees have provided immediate, invaluable answers -- service.

Questions like "What do you do?" "What's the right product for me?" "How do I buy this?" "How do I return or exchange it?" "How do I make this work?" and then once it's working and I'm happy, "What complementary products and services do you offer?"

Service -- the ability to ask questions and get guidance and advice in return -- actually drives the business life cycle. It can create a loyal, profitable long-term customer, or break a fragile customer bond in an instant.

The accepted norm for service on the Internet is reactive response to e-mails and phone calls. However, customers demand instant service from a sales clerk when they enter a physical store. Likewise, in the virtual world of the Internet, customers demand instant service when they engage with an eBusiness. Broadbase is the first company that's figured it out.

The Broadbase intelligent eCRM software suite now provides the service infrastructure that complements Broadbase's Analytic offerings, E-Marketing operational offering, and E-Commerce operational adapters, to position Broadbase as the first company to make intelligent eCRM work.

On the Web, there is no sales force. And customers frequently need immediate service. With the acquisition of Servicesoft, Broadbase now has the ability to both proactively market and service clients via the Internet. It's the way e-business must be done.

D. BROADBASE'S INTELLIGENT eCRM SOFTWARE SUITE -- VALUE PROPOSITION

Broadbase's eCRM Business suite enables global eBusinesses to more effectively identify, attract, retain, and leverage relationships with their customers. In the new economy, these global enterprises, both dot.coms and brick and mortar companies moving to the Internet, have to change to survive. To do so, they are looking to leverage the power of the Internet to enhance relationships with their customers. Broadbase's intelligent eCRM software enables customers to interact more effectively with all channels within a global enterprise.

The Internet provides a medium to significantly enhance customer acquisition and retention. It provides a highly efficient interaction channel between customers and enterprises. Potential



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customers can easily click through a potential offer or interact with a enterprise's service center, twenty-four hours a day, seven days a week.

The Internet provides a means to gain more information from customers to provide them with personalized offers and targeted marketing campaigns, all leading to higher customer retention, loyalty, and ultimately customer profitability.

The Broadbase intelligent eCRM software suite analyzes customer data from multiple touch points, analyzes this data to determine customer behaviors and then executes personalized marketing, sales, and service interactions with customers.

By implementing an intelligent eCRM strategy, eBusinesses can manage all customer touch points, including person-to-person contact, the telephone, e-mail, and the Internet -- and then analyze customer behavior and execute personal interactions. The Broadbase intelligent eCRM software suite enables eBusinesses to realize operational efficiencies, build customer loyalty and drive profitability.


E. INTRODUCING THE BROADBASE "INTELLIGENT eCRM SOFTWARE SUITE"

The addition of Servicesoft to Broadbase's suite of intelligent eCRM business software completes the delivery of a broad suite of web-based eCRM solutions for eBusiness. The Broadbase suite of intelligent eCRM business software includes:

-       E-Marketing
-       E-Service
-       E-Commerce

Combining Servicesoft's eService suite with Broadbases's Analytic offerings, E-Marketing operational offering and E-Commerce operational adapters defines a new level of intelligent customer interaction software that is:

-       Intelligent

        Broadbase's closed-loop analytic applications provide a 360-degree view of customers across all touch points and channels. Broadbase integrates the raw data buried in enterprises and Internet-based or external systems to create a detailed, comprehensive picture of an enterprise's business, its products and customers. With a few clicks of the mouse, decision makers throughout an organization can get the rapid information they need to improve customer identification, acquisition, retention and growth - and drive personalized one-to-one relationships.

        The Servicesoft technology allows eService organizations to capture the knowledge and emulate the behavior of their best employees. Generally, it's only a handful of employees that can give great customer interactions -- satisfied service. Unfortunately, these folks are almost always engaged. This means that the other 95% of employees usually interact with



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        customers in a less than optimal manner. Servicesoft captures the intelligence and emulates the behavior of these exceptional employees. This knowledge is then used to empower all the employees through the application to provide extraordinary customer interactions. Using this intelligent solution, employees can deliver superior service to every customer, every time --through the phone and via web-based communications, including email, text chat, and live collaboration.

        Servicesoft's intelligent technology is years ahead of any other eService vendor. To others, intelligence is template libraries of common responses, searches and FAQs. FAQs are actually just an "entry-level" search approach-- limited knowledge techniques such as case base reasoning, decision trees, or expert modeling. The challenge is that each of these methods is useful, but all are required to satisfy the wide range of customer requests commonly found in business. Think of these techniques as elements of steering a car -- one goes left, one right, one forward, and one backward. Individually they are limited, but together they get you anywhere you want to go.

        With this announcement, Broadbase will combine its intelligent analytics, campaign management, and real-time personalization with Servicesoft's multi-channel intelligent eService applications to up-sell, cross-sell, or simply better sell, service, and market to each customer based on his, or her, personal needs and preferences.

-       Proactive

        eService solutions are reactive by design, providing assisted service usually via e-mail and some via text, chat, or live collaboration. When customers want instant service, handling them via e-mail is unacceptable--it delays service by hours, or days. It's like walking into a store and having the clerk ask you to fill out a form and going home to await a letter response.

        The Servicesoft technology suggests that in most cases, if you have to send e-mail, your business has failed. Customers go to the web to get something done and do not want to wait for a response. When they wait, one of three things happen -- each of them progressively worse: 1) you have to wait, forcing a delay in business, 2) during the wait the customer loses interest and never buys, or 3) during the wait the customer goes to a competitor and buys -- your time is wasted and the competitor gets "your" customer.

        A proactive philosophy allows for both instant self-service and beyond. For example, with outbound e-mail you can communicate to customers to avoid, or aggressively address issues that the customer doesn't even know that they have.

        You can wait, or you can be proactive -- your choice.

-       Customer-Facing vs. Employee-Facing

        The Servicesoft technology was developed for the customer -- to be used by the customer -- "customer facing". In contrast, traditional "employee facing" CRM applications that were built for employees were meant to make employees more productive in their interactions with customers. Servicesoft's "customer-facing" applications can completely remove the employee from the equation if need be.

        Businesses can significantly lower operational costs by utilizing customer-facing software versus employee-facing software that requires expensive personnel resources that are not scalable in an Internet world.

-       Packaged...A Portfolio of Pre-Packaged Integration Technology

        To accelerate customer implementations and time-to-value for customers, Broadbase and Servicesoft combined have an impressive list of pre-built/pre-packaged technology adapters. These adapters enable rapid integrations between Broadbase and complimentary software vendors.

        Servicesoft's Adapters:

        -       To ACDs include: Lucent, Aspect, Nortel, and Genesys
        - To CRM Call Center applications include: Siebel, Clarify, Vantive, Remedy, Onyx, and Pivotal
        - To other business transactional and database business systems include: Oracle and MS SQL Server.

        Broadbase Adapters:

        - To E-Commerce vendors include: Art Technology Group, BroadVision, BEA Systems, and Intershop.
        -       To CRM Call Center applications include: Clarify, Genesys, and
                Siebel.
        -       To ERP application vendors include: Peoplesoft, Baan, SAP, and
                Oracle.

-       Touch Point Independent

        The Broadbase intelligent eCRM software suite addresses a full range of customer interactions across all customer touch points, including the web, e-mail, on-line chat, wireless devices, and telephone. With the Servicesoft acquisition, Broadbase extends the ability to capture information about every customer interaction and provide personalized interactions with each customer regardless of the point of interaction.

        Preference and Convenience: Companies often try to guess which channel their customers want to be communicated with, but the reality is they need them all. Some customers may prefer the web, but the web isn't always available. I may order flowers over the web, but need to change the order from a cell phone while on the way home. And on a good day, I may even want to walk into a store and check out the merchandise.

        Frequently, competitors lock themselves into one, or a few channels - e-mail and text chat are the most common, causing a gross disconnect between the web and traditional channels

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        such as the phone. This disconnect often turns one customer -- one company -- into multiple customers and multiple companies. Instead of a 360-degree view, you've got twenty 18% views, each costing the company customers and money. Servicesoft tracks customer interactions across channels and makes them available to all channels.

-       Real-Time

        When a customer visits a web site, or initiates a session with a call center, Broadbase personalizes a real-time response that turns every customer interaction into an opportunity for cross selling or up selling.

-       Web-based

        Broadbase's suite of intelligent eCRM business software and Servicesoft's intelligent eService applications were architected for the web, allowing both end users and employees to easily use the application. Together, the two application suites are well positioned to offer integrated solutions that are rapidly deployable, easy-to-use, and accessible by all employees and customers.

-       Integrated

        Combining the Broadbase intelligent eCRM software suite with the Servicesoft eService suite brings together powerful business analytics, operational marketing eCRM, operational service eCRM, and eCommerce adapters for the first time in an integrated product offering. This unique eCRM software suite is web-based, intelligent from the ground up, and is easy to implement.

-       Scalable

        The Broadbase intelligent eCRM business suite is built on a modern architecture that provides scalability to hundreds of millions of records. It provides the necessary foundation to scale up to thousands of users while delivering fast interactive response times.



F. THE BROADBASE eCRM BUSINESS SUITE:

- Analytic Depth

Broadbase's closed-loop analytic applications provide a 360-degree view of customers across all touch points and channels. Broadbase integrates the raw data buried in enterprise, Internet-based and external systems to create a detailed, comprehensive picture of an enterprise's business, its products and customers. With a few clicks of the mouse, decision makers throughout an organization can get the rapid information they need to improve customer identification, acquisition, retention and growth, drive personalization and build one-to-one relationships. Broadbase's eCRM Analytics include:

        -       E-Marketing
        -       E-Service
        -       E-Commerce

- eCRM Operational Strength

Broadbase's Operational eCRM applications include:

        -       E-Marketing
        -       E-Service
        -       E-Commerce adapters


G. E-MARKETING - eCRM OPERATIONAL APPLICATION

Broadbase E-Marketing is the industry's leading marketing solution that enables companies to leverage the power and personalization capabilities of the Internet. Broadbase E-Marketing delivers sophisticated customer analysis and segmentation in conjunction with workflow-driven, multi-channel campaign management. No other software company provides an integrated solution that combines best-of-breed marketing analysis with best-of-breed campaign management and marketing automation -- other than Broadbase.

Marketers use Broadbase E-Marketing to better understand customer behavior across all touch points and then identify highly targeted marketing programs such as product promotions, up-sell opportunities and product bundling packages that can be delivered by Broadbase across multiple channels. Since Broadbase contains advanced workflow technology, it can automate intelligent, ongoing interactions that build profitable and meaningful customer relationships.

E-Marketing accelerates e-commerce by automating the planning, execution and measurement of multi-channel e-marketing campaigns. Precise segmentation and targeting capabilities launch personalized cross-sell and up-sell campaigns across Internet and traditional channels. Broadbase E-Marketing builds sticky customer relationships by using graphical workflow to enable continuous relationship marketing programs that automate personalized communication with prospects and build stronger customer relationships.


H. E-SERVICE - eCRM OPERATIONAL APPLICATION

Broadbase E-Service provides a complete web-based service solution allowing users to receive self-service and assisted-service over the Internet. Broadbase E-Service provides customers with a secure, personalized experience to review service issues; resolve problems using a full suite of productivity tools including full-text search, online instructions, frequently asked questions, and troubleshooting; or request immediate live web assistance from a call center agent via Broadbase

E-Service live collaboration (i.e. voice or chat). By deploying Broadbase E-Service, organizations can significantly improve customer satisfaction, reduce the overall cost of service, and provide full 24x7 customer service availability.

Broadbase's intelligent E- Service offering provides personalized, profitable, and sustainable on-line customer relationships. By leveraging the Internet for customer service applications, a customer can execute a self-help session. This lessens the volume of routine support calls, while providing better customer service and efficient use of service center resources. During a self-help session, if a customer can't find a resolution to a problem, the customer can initiate an on-line chat, or live contact session with a service representative.


I. E-COMMERCE - eCRM OPERATIONAL ADAPTERS

Broadbase's strategy in the eCRM E-Commerce operational domain is to partner with the premier eCommerce solution providers. Pre-packaged technology adapters have been developed between Broadbase and Art Technology Group, BEA Systems, BroadVision, and Intershop.


J. BROADBASE ANALYTICS

- E-Marketing Analytics

Broadbase's E-Marketing analytics identify high value customers, hot products, effective promotions, and increases marketing campaign returns on investment
(ROI).

- E-Service Analytics

Broadbase's E-Service analytics analyze service costs, case queues, work force readiness and service level management.

- E-Commerce

Broadbase's E-Commerce analytics analyze Internet shopping behavior, conversion rates, profitability, and the personalization of web site content and offers.

- E-Procurement

Broadbase's E-Procurement analytics analyze supplier costs, discounts, delivery, and service level agreements.

- E-Marketplace


- Broadbase's E-Marketplace analytics analyze both seller and buyer relationship activities to measure and optimize marketplace relationships.

K. SUMMARY With today's announcement, Broadbase has redefined the landscape of eCRM. The combination of Broadbase's rich analytic offerings, robust E-Marketing operational offering, and pre-packaged e-commerce operational adapters with Servicesoft's multi-channel intelligent eService applications provides a new level of leadership in intelligent customer interactions. This combination creates the industry's first integrated intelligent eCRM software suite that provides a single, integrated analytic and operational solution.

From its founding, Broadbase has maintained a singular vision to create packaged, scalable software products that enable e-businesses to drive intelligent customer interactions across all touch points and proactively develop lasting relationships with their most valuable assets: their customers. With this acquisition, e-businesses can now close the loop for all inbound and outbound customer interactions across all touch points, whether sales, marketing or service. For the first time, e-businesses now have a single, integrated solution that closes the loop of inbound and outbound customer interactions.

Together, Broadbase and Servicesoft are providing an eCRM solution suite that will be the de facto standard for real time intelligent, ongoing and automated customer interactions.

Broadbase is a trademark of Broadbase Software, Inc. All other product and company names may be trademarks of their respective companies.


FORWARD LOOKING STATEMENT DISCLOSURE

This document includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Broadbase and Servicesoft. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Broadbase and Servicesoft, and the merger could cause Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Broadbase may not be able to rapidly integrate the operations of Servicesoft, retain the key employees of Servicesoft or effectively manage those employees, who are located near Boston, Massachusetts, while Broadbase is headquartered in Menlo Park, California. In order to attain the desired levels of market penetration of Servicesoft's products, Broadbase may be required to broaden the platforms on which they operate from Windows/NT to Unix and other platforms. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.


WHERE YOU WILL BE ABLE TO FIND ADDITIONAL INFORMATION

STOCKHOLDERS OF BOTH COMPANIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION DESCRIBED ABOVE, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. This proxy statement/prospectus will be filed with the Securities and Exchange Commission by Broadbase Software, Inc. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Broadbase at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Broadbase by directing such requests to Richard Howell, Director Public Relations, Broadbase Software, Inc., (650) 614-8385.

Broadbase and its officers and directors may be deemed to be participants in the solicitation of proxies from Broadbase's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the proxy statement/prospectus for its special meeting of stockholders and in Broadbase's registration statement on Form S-4 to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Broadbase contact listed above.

QUESTIONS AND ANSWERS

KEY QUESTIONS AND ANSWERS

WHAT IS THE ANNOUNCEMENT?

Broadbase Software, Inc. today announced that it has signed a definitive agreement to acquire privately held Servicesoft, Inc., the leading provider of intelligent e-service applications. With this announcement, Broadbase reaches a new level of leadership in intelligent customer interactions by creating the industry's first integrated eCRM suite that provides a single, integrated analytic and operational solution. From its founding, Broadbase has maintained a singular vision to create packaged, scalable software products that enable e-businesses to drive intelligent customer interactions across all touch points and proactively develop lasting relationships with their most valuable assets: their customers. Together, Broadbase and Servicesoft have more than 400 global e-business customers in financial services, retail, telecommunications, e-commerce, and technology including Cisco Systems, BEA Systems, Fidelity Investments, IBM, Hewlett Packard, and Motorola amongst others.

Additional Point: This combination redefines the e-business landscape by launching the market's first Web-based product suite that combines best-of-breed analytics with operational e-marketing and e-service applications.

Additional Point: This powerful combination allows e-businesses to create an intelligent, unified view of their customers and can launch proactive, personalized service offerings and marketing campaigns.

WHO IS BROADBASE?

Broadbase Software is the leading provider of customer-focused analytic and marketing automation applications. Their software analyzes customer data from multiple touch points, and uses that information to execute marketing campaigns, improve online merchandising and content, increase customer loyalty and personalize all customer interactions.

        - Leading provider of customer centric analytic solutions and E-marketing automation applications.
        - Comprehensive analytic software suite comprising E-Marketing, Analytics, and E-Commerce adapters.
        -       250+ customers across all verticals.
        - Customer examples: HP, Cisco, BEA Systems, AMD, Xerox, Nortel, Fidelity Investments, Cannon.
        - World class partners: BroadVision, Art Technology Group, HP, Nortel (Clarify), Ariba

WHO IS SERVICESOFT?

Servicesoft, Inc. is a leading provider of intelligent eService solutions. Servicesoft's knowledge-based software products and professional services help both traditional and Internet businesses provide superior Internet-based service, or e-service, to their customers, employees and business partners.

        -       Leading provider of intelligent eService solutions.
        - Comprehensive eService solutions; for self-service, e-mail management, text chat, live collaboration, and outbound email campaigns, all based upon a sophisticated knowledge base that delivers the consistent information and advice required to accurately answer customer (and employee) inquiries, independent of the communication channel used.
        -       180+ customers across all verticals.
        -       Customer examples: GTE, Cisco, Akamai, Eddie Bauer, Getronics,
                Nortel.
        - World-class partners: EDS, Siebel, IBM, Peoplesoft (Vantive), Nortel (Clarify), Unisys, KPMG, and British Telecom.

WHAT IS THE STRATEGIC FIT OF SERVICESOFT TO BROADBASE?

The acquisition of Servicesoft completes Broadbase's vision of a single, integrated, intelligent eCRM software suite.

Broadbase's vision is to provide a single view of the customer that enables insight and action across every touch point in real time. By managing every customer interaction with one integrated eCRM platform, Broadbase software allows companies to deploy a solution where customer insight and operational action become one.

Analytic eCRM and Operational eCRM are no longer separate domains -- analytic insight drives customer interaction, and customer interaction feeds analytic insight. Marketing, Sales (eCommerce), and Customer Service can no longer be isolated functions within a company. Each department's actions have an impact on how the other treats the customer. Information is shared across organizations and acted on in real time, creating an optimized customer experience.

With the addition of Servicesoft, Broadbase now has a complete single, enterprise-wide view of the customer across all touch points. This will enable eBusinesses to build customer loyalties and drive profitability.

WHAT WERE THE STRATEGIC CONSIDERATIONS FOR THE SERVICESOFT TRANSACTION?

1.      Servicesoft provides "best-of-breed" product technology
        - Knowledge platform... utilizing expert reasoning - incorporates multiple search and retrieval levels of artificial intelligence.
        - Servicesoft's artificial intelligence is external focused which provides customers with a more effective and efficient self help platform

2.      Significant Up sell / Cross sell opportunities
        - Increases penetration of complementary and non-competitive customers.
        - Integrated customer interaction suite enables customer wins that neither company could achieve independently.
        - Large installed customer base that have yet to purchase eService analytics
        - Existing customer overlap demonstrates significant demand for integrated solution (e.g. Akamai, Nortel, Cisco).
        - Ongoing customer requests for eService analytics supports significant demand.

3.      Broadens Broadbase's product footprint
        - Combination expands Broadbase's product footprint to the most comprehensive suite of web centric integrated intelligent customer interaction analytics and eCRM operational applications.
        - Suite enables combined company to sell modules of complete integrated offering into broader addressable market.
        - Enables continued leverage of key strategic partners... BroadVision, HP, BEA Systems, ART Technology Group, Ariba, and others.

WHAT PRODUCTS DOES BROADBASE SELL?

Broadbase sells a suite of customer-focused analytic and marketing automation applications that analyze customer data from multiple touch points, and use that information to execute marketing campaigns, improve online merchandising and content, increase site stickiness and personalize all customer interactions.

Products include analytics for E-Marketing, E-Commerce, E-Service, E-Procurement, and E-Marketplace; a Real time optimizer; and a robust marketing automation application. Pre-packaged adapters are available for the leading eCommerce software suppliers, such as Art Technology Group, BEA Systems, BroadVision, and Intershop.

WHAT PRODUCTS DOES SERVICESOFT SELL?

Servicesoft sells an intelligent eService solution. Servicesoft enables businesses to provide extraordinary, proactive customer service via the Internet.

Servicesoft enables online businesses to provide preemptive, instantaneous and assisted resolution to issues -- eliminating the disparity between the quality of eService and traditional customer service. This proactive approach to eService also increases customer satisfaction through self-service and interactive web pages by empowering customers to help themselves, and in turn free up customer service agents to handle priority and complex issues.

HOW DO THE TECHNOLOGIES INTERFACE?

The Broadbase and Servicesoft products integrate in a couple of ways. First, Broadbase's analytic applications extract information from the Servicesoft applications to perform analysis of customers and their service interactions with an e-business. This customer intelligence is then automatically fed back into the Servicesoft applications; thereby making for smarter customer interactions each time a transaction occurs. In addition, information about a customer's service history can be sourced to the Broadbase E-Marketing application, allowing for more targeted campaigns based on an intelligent understanding of every interaction a customer has with an e-business.

HOW WILL CUSTOMERS BENEFIT?

From its founding, Broadbase has maintained a singular vision to create packaged, scalable software products that enable e-businesses to drive intelligent customer interactions across all touch points and proactively develop lasting relationships with their most valuable assets: their customers. With the acquisition of Servicesoft, e-businesses now have an integrated, intelligent eCRM suite in which they close the loop for all inbound and outbound customer interactions across all touch points, whether sales, marketing or service.

Together, the companies provide a platform that combines best-of-breed analytics, web-based marketing automation and proactive customer service that is the de facto standard for real time intelligent, ongoing and automated interactions.

WHO ARE BROADBASE'S AND SERVICESOFT'S COMBINED CUSTOMERS? WHAT VERTICAL MARKETS DO THEY SELL INTO?

Together, Broadbase and Servicesoft have more than 400 global e-business customers in financial services, retail, telecommunications, e-commerce, and technology, including such market leaders as ADP, Akamai, BEA Systems, Cannon, Cisco Systems, Eddie Bauer, Fidelity Investments, GTE, Hewlett Packard, IBM, Inktomi, Kodak, Mercata.com, Monster.com, Motorola, Nextel, Nike, Nortel, Onvia.com, The Sharper Image, United Airlines, Verio, and Xerox.

What makes Servicesoft unique relative to its competition? Servicesoft provides "best-of-breed" product technology:
        - Knowledge platform - platform incorporates multiple search and retrieval levels of artificial intelligence.
        - Servicesoft's artificial intelligence is external focused which provides customers with a more effective and efficient self help platform
        - A complete eService offering; best-in-class applications for self-service, e-mail management, text chat, live collaboration, and outbound email campaigns, all based upon a sophisticated knowledge base.

HOW DOES THIS CHANGE YOUR COMPETITIVE LANDSCAPE?

With this announcement, Broadbase will combine its intelligent analytics, campaign management, and real-time personalization with Servicesoft's multi-channel intelligent eService applications to up-sell, cross-sell, or simply better sell, service, and market to each customer based on his, or her, personal needs and preferences.

The combination of these two companies provides a broad suite of web-based eCRM solutions for eBusiness, that no other competitor can match. Competitors include:

- In-house organizations within companies that are trying to "stitch together" incomplete offerings,
-       Consulting-services based companies (e.g. E.piphany),
- Traditional CRM back office software suppliers (e.g. Siebel) that are attempting to move their offerings to the web, and
- Niche eCRM software suppliers (e.g. Informatica, Market First, Annuncio, SAS, Accrue) that offering individual pieces of the overall solution that Broadbase now offers.

Combining Servicesoft's eService suite with Broadbases's Analytic offerings, E-Marketing operational offering and E-Commerce operational adapters, defines a new level of intelligent customer interaction software that clearly stands above the competition.

WHY THIS COMBINATION? WERE THERE OTHER CANDIDATES THAT BROADBASE CONSIDERED?

Broadbase could not have found a more complementary fit than Servicesoft in terms of product, people and customers. Again, for the reasons we have discussed, Broadbase's believes Servicesoft is the leader in its space. Servicesoft provides us with:

        -       Best-of-breed technology
        - Servicesoft's artificial intelligence is external focused which provides customers with a more effective and efficient self help platform
        -       Significant Up sell / Cross sell opportunities
        -       Broadens Broadbase's product footprint
        -       Talent and geography of Servicesoft team

WHAT ARE THE PRODUCT INTEGRATION PLANS?

Both Broadbase and Servicesoft have open and flexible technology platforms that can be used together immediately. Over the next several months, future integration plans will be mapped out to connect the marketing automation and operational service environments.

WHAT IS THE TIMELINE FOR INTEGRATING THE COMPANIES?

An integration team with broad representation from Broadbase and Servicesoft will be formed immediately and we expect integration as soon as practically possible. At this time, management believes functional integration of technology platform is achievable within six months. In the immediate term, we will take advantage of our similar web-based architecture to begin the initial steps of integrating our product suites.

WHAT ARE THE SIGNIFICANT CHALLENGES INVOLVED IN INTEGRATING THE TWO COMPANIES LIKELY TO BE?

The management team believes that all potential aspects of this transaction have been thoroughly considered and reviewed. Furthermore, with the recent management talent that Broadbase has added over the last year, and the acquisition experience that this team has been involved in, both prior to Broadbase and most recently at Broadbase (e.g. Rubric, Aperio, Panop.com, and Decisionism acquisitions), the team believes that any challenges that lie ahead can be dealt with appropriately.

WHAT ARE THE TERMS OF THE DEAL?

Under terms of the agreement, Broadbase will issue approximately 35.1 million shares of its common stock and options to purchase its common stock, to the shareholders and option holders, of Servicesoft, or approximately 36.5% of the combined company on a fully diluted basis. The transaction will be accounted for as a purchase transaction. The acquisition is subject to customary closing conditions, including the approval of Broadbase's and Servicesoft's shareholders and regulatory approvals

HOW WILL THE ACQUISITION IMPACT REVENUES AND PROFITABILITY?

It is expected that Broadbase's path to profitability will not be affected by the acquisition of Servicesoft.

HOW MANY EMPLOYEES WILL THIS ADD TO BROADBASE?

Combined, Broadbase will have over 600 employees.

WHERE DOES SERVICESOFT HAVE OFFICES?

Servicesoft has global headquarters in Natick, Massachusetts and has sales offices throughout the U.S., Canada and Europe. The Company's European, Middle East and Africa (EMEA) headquarters are located in the United Kingdom


FORWARD LOOKING STATEMENT DISCLOSURE

This presentation includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Broadbase and Servicesoft. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Broadbase and Servicesoft, and the merger could cause Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Broadbase may not be able to rapidly integrate the operations of Servicesoft, retain the key employees of Servicesoft or effectively manage those employees, who are located near Boston, Massachusetts, while Broadbase is headquartered in Menlo Park, California. In order to attain the desired levels of market penetration of Servicesoft's products, Broadbase may be required to broaden the platforms on which they operate from Windows/NT to Unix and other platforms. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.

SAFE HARBOR STATEMENT

Please be reminded that any remarks that may be made about future expectations, plans, or prospects for the companies in this presentation or in the press release announcing the merger constitute forward-looking statements for the purpose of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each company's actual results and the results of the merged company post-closing may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in any filings that the companies have made with the SEC.


WHERE YOU WILL BE ABLE TO FIND ADDITIONAL INFORMATION

STOCKHOLDERS OF BOTH COMPANIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION DESCRIBED ABOVE, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Broadbase Software, Inc. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Broadbase at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Broadbase by directing such requests to Richard Howell, Director Public Relations, Broadbase Software, Inc., (650) 614-8385.

Broadbase and its officers and directors may be deemed to be participants in the solicitation of proxies from Broadbase's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the proxy statement/prospectus for its special meeting of stockholders and in Broadbase's registration statement on Form S-4 to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Broadbase contact listed above.

                                                           FOR MORE INFORMATION:

                                                                  Richard Howell
                                                      Director, Public Relations
                                                              Broadbase Software
                                                                  (650) 614-8385
                                                           rhowell@broadbase.com